Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115696

Pricing Supplement No. 5
Dated February 9, 2005
(To Prospectus dated June 9, 2004 and Prospectus Supplement
dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

Fixed Rate Notes

The Notes are not Discount Notes.

Principal Amount: $50,000,000	Specified Currency: U.S. dollars
Settlement Date: February 14, 2005	Stated Maturity Date: January 15, 2015
Original Issue Date: November 1, 2004	Authorized Denomination: A/S
Interest Payment Dates: July 15 and January 15,	Initial Redemption Percentage: See Below
commencing July 15, 2005	Optional Repayment Date(s): See Below
Initial Redemption Date: See Below	Interest Rate: 5.25%
Annual Redemption Percentage Reduction: See Below	Regular Record Date(s): A/S
Exchange Rate Agent: N/A	Additional/Other Terms: See Below
Default Rate: N/A	Net Proceeds to the Company: 100.972%
Day Count: 30/360
Agent: Wachovia Capital Markets, LLC
Agent’s Commission: Wachovia Capital Markets, LLC proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

     “N/A” as used herein means “Not Applicable.” “A/S” as used herein means “As stated in the Prospectus Supplement dated June 17, 2004, as supplemented by a Supplement dated September 29, 2004.”

     These notes represent a reopening of the 5.25% medium-term notes due 2015 issued by United Dominion Realty Trust, Inc., and these notes constitute a single series of notes with those notes.

     Pursuant to U.S. Treasury regulations section 1.1275-2(k)(3), the issuance of the notes will be treated as a “qualified reopening” of the fixed rate notes with an original issue date of November 1, 2004 (the “original notes”). Therefore, for purposes of the rules governing original issue discount, the notes will have the same issue date, issue price and adjusted issue price as the original notes. See “U.S. Federal Income Tax Consequences — U.S. Holders — Original Issue Discount” in the prospectus supplement dated June 17, 2004. Depending on your purchase price for your notes, your notes may have a market discount or amortizable bond premium. See “U.S. Federal Income Tax Consequences — U.S. Holders — Market Discount” and “— Acquisition Premium; Amortizable Bond Premium” in the prospectus supplement dated June 17, 2004. The purchase price for the notes will also reflect interest accrued from November 1, 2004 (“pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on July 15, 2005. In accordance with U.S. Treasury regulations section 1.1273-2(m), for purposes of the rules governing original issue discount, United Dominion Realty Trust, Inc. will exclude the pre-issuance accrued interest from the issue price of the notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes.

     United Dominion Realty Trust, Inc., sometimes referred to herein as the “Company,” may redeem all or part of the notes at any time at its option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

     “Make-Whole Amount” means, as determined by the Quotation Agent, the sum of the present values of the principal amount of the notes to be redeemed, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

     “Adjusted Treasury Rate” means, with respect to any redemption date, the sum of (x) either (1) the yield for the maturity corresponding to the Comparable Treasury Issue, under the heading that represents the average for the immediately preceding week, appearing in the most recent published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” (provided, if no maturity is within three months before or after the remaining term of the notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, and (y) .20%.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes being redeemed.

     “Comparable Treasury Price” means, with respect to any redemption date, (x) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations so obtained or (y) if fewer than five Reference Treasury Dealer Quotations are so obtained, the average of all such Reference Treasury Dealer Quotations so obtained.

     “Quotation Agent” means the Reference Treasury Dealer selected by the indenture trustee after consultation with United Dominion Realty Trust, Inc.

     “Reference Treasury Dealer” means any of J.P. Morgan Securities Inc., Goldman, Sachs & Co., their respective successors and assigns and three other nationally recognized investment banking firms selected by United Dominion Realty Trust, Inc. that are primary U.S. Government securities dealers.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the indenture trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the indenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

WACHOVIA SECURITIES

RECENT DEVELOPMENTS

On January 31, 2005, the Company announced the following financial results for the quarter and year ended December 31, 2004:

Balance Sheet Information

UNITED DOMINION REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31,	December 31,
In thousands, except share and per share amounts	2004	2003
ASSETS
Real estate owned:
Real estate held for investment	$5,029,516	$3,900,573
Less: accumulated depreciation	(978,651)	(809,524)

	4,050,865	3,091,049
Real estate under development	65,758	29,715
Real estate held for disposition (net of accumulated depreciation of $29,236 and $87,106)	118,786	334,157

Total real estate owned, net of accumulated depreciation	4,235,409	3,454,921
Cash and cash equivalents	7,904	4,824
Restricted cash	6,086	7,540
Deferred financing costs, net	25,151	21,425
Investment in unconsolidated development joint venture	458	1,673
Funds held in escrow from 1031 exchanges pending the acquisition of real estate	17,039	14,447
Notes receivable	5,000	13,000
Other assets	34,347	25,247
Other assets — real estate held for disposition	607	566

Total assets	$4,332,001	$3,543,643

LIABILITIES AND STOCKHOLDERS’ EQUITY
Secured debt	$1,197,924	$1,018,028
Unsecured debt	1,682,058	1,114,009
Real estate taxes payable	31,356	29,776
Accrued interest payable	18,773	12,892
Security deposits and prepaid rent	25,168	21,412
Distributions payable	44,624	40,623
Accounts payable, accrued expenses, and other liabilities	50,217	44,749
Other liabilities — real estate held for disposition	2,837	4,512

Total liabilities	3,052,957	2,286,001
Minority interests	83,593	94,206
Stockholders’ equity:
Preferred stock, no par value; $25 liquidation preference,
25,000,000 shares authorized; 5,416,009 shares of 8.60% Series B Cumulative Redeemable issued and outstanding (5,416,009 shares in 2003)	135,400	135,400
0 shares of 7.50% Series D Cumulative Convertible Redeemable issued and outstanding (2,000,000 shares in 2003)	—	44,271
2,803,812 shares of 8.00% Series E Cumulative Convertible issued and outstanding (3,425,217 shares in 2003)	46,571	56,893
Common stock, $1 par value; 250,000,000 shares authorized 136,429,592 shares issued and outstanding (127,295,126 shares in 2003)	136,430	127,295
Additional paid-in capital	1,614,916	1,458,983
Distributions in excess of net income	(731,808)	(651,497)
Deferred compensation — unearned restricted stock awards	(6,058)	(5,588)
Notes receivable from officer-stockholders	—	(459)
Accumulated other comprehensive loss, net	—	(1,862	)(A)

Total stockholders’ equity	1,195,451	1,163,436

Total liabilities and stockholders’ equity	$4,332,001	$3,543,643

(A)	Represents net unrealized loss on derivative instrument transactions.

Statement of Operations Information

UNITED DOMINION REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

Three Months Ended	Twelve Months Ended
December 31,	December 31,
In thousands, except per share amounts	2004	2003	2004	2003
Rental income	$163,832	$138,732	$604,270	$542,894

Rental expenses:
Real estate taxes and insurance	18,660	15,782	71,055	62,329
Personnel	17,387	14,310	63,878	55,252
Utilities	9,457	8,062	36,625	32,244
Repair and maintenance	10,012	9,785	38,409	34,909
Administrative and marketing	5,816	5,151	21,299	19,793
Property management	4,717	4,242	17,881	16,873
Other operating expenses	375	293	1,226	1,205

66,424	57,625	250,373	222,605

Non-property income	395	365	2,608	1,068

Other expenses:
Real estate depreciation and amortization	49,228	39,106	171,781	145,706
Interest	35,847	28,444	124,087	117,457
General and administrative	6,081	4,493	19,316	20,626
Hurricane related expenses	—	—	5,503	—
Impairment loss on investments	—	—	—	1,392	(B)
Other depreciation and amortization	809	869	3,372	3,087

91,965	72,912	324,059	288,268

Income before minority interests and discontinued operations	5,838	8,560	32,446	33,089
Minority interests of outside partnerships	(15)	—	(182)	(614)
Minority interests of unitholders in operating partnerships	(3)	588	(443)	874

Income before discontinued operations, net of minority interests	5,820	9,148	31,821	33,349
Income from discontinued operations, net of minority interests (including gain on sales) (A)	19,693	11,887	65,331	37,055

Net income	25,513	21,035	97,152	70,404
Distributions to preferred stockholders — Series B	(2,911)	(2,911)	(11,644)	(11,645)
Distributions to preferred stockholders — Series D (Convertible)	(348)	(1,696)	(3,473)	(12,178)
Distributions to preferred stockholders — Series E (Convertible)	(1,000)	(1,138)	(4,414)	(2,503)
Premium on preferred stock conversions	(1,042)	(921)	(5,729)	(19,271)

Net income available to common stockholders	$20,212	$14,369	$71,892	$24,807

Earnings per weighted average common share — basic:
Income/(loss) from continuing operations available to common stockholders, net of minority interests	$0.00	$0.02	$0.05	($0.10)
Income from discontinued operations, net of minority interests	$0.15	$0.10	$0.51	$0.32
Net income available to common stockholders	$0.15	$0.12	$0.56	$0.22

Earnings per weighted average common share — diluted:
Income/(loss) from continuing operations available to common stockholders, net of minority interests	$0.00	$0.02	$0.05	($0.10)
Income from discontinued operations, net of minority interests	$0.15	$0.10	$0.51	$0.32
Net income available to common stockholders	$0.15	$0.12	$0.56	$0.22

Common distributions declared per share	$0.2925	$0.2850	$1.1700	$1.1400

Weighted average number of common shares outstanding — basic	131,136	121,854	128,097	114,672
Weighted average number of common shares outstanding — diluted	132,172	122,846	129,080	114,672

(A)	Discontinued operations represents all properties sold since January 1, 2002 and properties that are currently classified as held for disposition at December 31, 2004.

(B)	Represents the write-off of the Company’s investment in Realeum, Inc., an unconsolidated development joint venture created to develop web-based solutions for multifamily property and portfolio management.

Other Information

UNITED DOMINION REALTY TRUST, INC.
FUNDS FROM OPERATIONS
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
In thousands, except per share amounts	2004	2003	2004	2003
Net income	$25,513	$21,035	$97,152	$70,404
Adjustments:
Distributions to preferred stockholders	(4,259)	(5,745)	(19,531)	(26,326)
Real estate depreciation and amortization, net of outside partners’ interest in 2003	49,228	39,106	171,781	145,271
Minority interests of unitholders in operating partnership	3	(588)	443	(874)
Real estate depreciation related to unconsolidated entities	72	60	279	196
Discontinued Operations:
Real estate depreciation	769	4,100	8,847	17,687
Minority interests of unitholders in operating partnership	1,326	809	4,400	2,521
Net gain on sale of depreciable property	(17,664)	(7,793)	(52,903)	(15,941)

Funds from operations (“FFO”) — basic	$54,988	$50,984	$210,468	$192,938

Distribution to preferred stockholders — Series D and E (Convertible)	1,348	2,834	7,887	14,681

Funds from operations — diluted	$56,336	$53,818	$218,355	$207,619

Gains on the disposition of real estate developed for sale (A)	1,202	—	1,202	812

FFO with gains on the disposition of real estate developed for sale — diluted	$57,538	$53,818	$219,557	$208,431

Weighted average number of common shares and OP Units outstanding — basic	139,882	130,565	136,852	122,589
Weighted average number of common shares, OP Units, and common stock equivalents outstanding — diluted	148,302	144,440	145,842	136,975

FFO is defined as net income (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust’s definition issued in April 2002. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

For the three months ended December 31, 2004 and 2003, distributions to preferred stockholders exclude $1.0 million and $0.9 million, respectively, related to premiums on preferred stock conversions. For the twelve months ended December 31, 2004 and 2003, distributions to preferred stockholders exclude $5.7 million and $19.3 million, respectively, related to premiums on preferred stock conversions.

(A)	See the following GAAP reconciliation for further discussion.

UNITED DOMINION REALTY TRUST, INC.
FUNDS FROM OPERATIONS (continued)
(Unaudited)

The following is a reconciliation of GAAP gains from the disposition of real estate developed for sale to gross gains from the disposition of real estate developed for sale.

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
In thousands	2004	2003	2004	2003
GAAP gains from the disposition of real estate developed for sale	$1,278	$—	$1,278	$1,249
Less: accumulated depreciation	(76)	—	(76)	(437)

Gains from the disposition of real estate developed for sale	$1,202	$—	$1,202	$812

Gains from the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a taxable REIT subsidiary) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains/losses on real estate developed for sale to be a meaningful supplemental measure of performance because the short-term use of funds produce a profit which differs from the traditional long-term investment in real estate for REITs.

The following is a reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, reflected in the statements of operations information announced on January 31, 2005.

	Three months ended December 31,		Twelve months ended December 31,
In thousands	2004	2003	2004	2003
Weighted average number of common shares and OP units outstanding — basic	139,882	130,565	136,852	122,589
Weighted average number of OP units outstanding	(8,746)	(8,711)	(8,755)	(7,917)

Weighted average number of common shares outstanding — basic per the Consolidated Statements of Operations	131,136	121,854	128,097	114,672

Weighted average number of common shares, OP units, and common stock equivalents outstanding — diluted	148,302	144,440	145,842	136,975
Weighted average number of incremental shares from assumed stock option conversions	—	—	—	(976)
Weighted average number of incremental shares from assumed restricted stock conversions	113	87	86	—
Weighted average number of OP units outstanding	(8,746)	(8,711)	(8,755)	(7,917)
Weighted average number of Series A OPPSs outstanding	(1,791)	(1,853)	(1,791)	(1,773)
Weighted average number of Series D preferred stock outstanding	(2,341)	(7,692)	(2,892)	(10,033)
Weighted average number of Series E preferred stock outstanding	(3,365)	(3,425)	(3,410)	(1,604)

Weighted average number of common shares outstanding — diluted per the Statements of Operations	132,172	122,846	129,080	114,672

Portfolio Repositioning

As previously announced, the Company acquired 11 communities with 3,761 apartment homes for a total purchase price of $529 million (averaging $140,500 per home) during the fourth quarter, which included seven communities in the Essex transaction. During the fourth quarter, the Company announced sales totaling $112 million (averaging $48,000 per home). The sales include eight communities in Michigan with 1,970 apartment homes for a total of $91.5 million (averaging $46,400 per home), and one community in Louisville, Kentucky for $20.1 million (averaging $56,600 per home). In addition, the Company sold nine acres of land in Texas for $0.8 million. The Company recognized $17.7 million in gains on the sales in the fourth quarter. The Company is under contract to sell 11 communities consisting of 2,623 units for $169 million, located in Houston, Anaheim and Phoenix.

eBay Purchase of Rent.com

On December 16, 2004, eBay announced that it had agreed to acquire privately held Rent.com, a leading Internet listing web site in the apartment and rental housing industry, for approximately $415 million plus acquisition costs, net of Rent.com’s cash on hand. The Company owns shares in Rent.com. The acquisition, which is subject to various regulatory approvals and approval of Rent.com’s stockholders, is expected to close in the first quarter of 2005.

If the closing occurs, the Company expects to record a one-time pre-tax gain of between $12 and $14 million. There is no assurance that the Rent.com transaction will close, or if it does, whether the Company will realize the anticipated gain. The Company is considering, among other things, utilizing a portion of the gain to offset prepayment penalties we may elect to incur by prepaying certain secured debt.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

                        This section supplements the discussion under the caption “U.S. Federal Income Tax Considerations” in the prospectus and prospectus supplement to which this pricing supplement relates.

                        The American Jobs Creation Act of 2004, which was enacted on October 22, 2004, amended certain of the tax rules applicable to our qualification and taxation as a REIT. Among other changes, the new legislation:

•	effective retroactively for taxable years after December 31, 2000, expanded the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value asset test discussed in the prospectus, so that the safe harbor would apply to, among other things, any loan to an individual or estate, certain rental agreements, any obligation to pay rents from real property, and any security issued by a REIT;

•	created a new rule pursuant to which, solely for purposes of the 10% value asset test, a REIT’s interest in the assets of any partnership will be based upon the REIT’s proportionate interest in any securities issued by the partnership (including, for this purpose, the REIT’s interest as a partner in the partnership and any debt securities issued by the partnership, but excluding any securities qualifying for the “straight debt” or other exceptions described in the preceding bullet), valuing any debt instrument at its adjusted issue price;

•	effective retroactively for taxable years after December 31, 2000, provided specific safe-harbor rules, applicable solely for purposes of the special rules regarding rents received from a taxable REIT subsidiary, regarding the dates for testing whether 90% of a property owned by a REIT is rented to unrelated persons and whether the rents paid by related persons are substantially comparable to unrelated party rents;

•	eliminated the exclusion from potential “redetermined rent” treatment of amounts received by a REIT for services customarily furnished or rendered by a taxable REIT subsidiary in connection with the rental of real property;

•	excluded, for purposes of the 95% income test, income or gain from identified hedging transactions entered into to reduce risk on indebtedness incurred to acquire or carry real estate assets;

•	amended the computation of the tax imposed on a REIT that fails to satisfy the 95% income test, by applying a taxable fraction based on 95% (rather than the current 90%) of the REIT’s gross income;

•	in lieu of REIT disqualification in the case of a de minimis violation of the 5% or 10% asset tests, created a rule permitting the REIT to dispose of the excess assets or otherwise come into compliance within six months of the end of the quarter in which the failure is identified without penalty;

•	provided a similar exception in the case of non-de minimis asset test failures, if the IRS is notified, the REIT disposes of the excess assets or otherwise comes into compliance within six months of the end of the quarter in which the failure is identified, the failure was due to reasonable cause and a penalty tax is paid;

•	created a rule imposing monetary penalties, in lieu of REIT disqualification, for the failure to meet REIT qualification requirements other than the asset and income tests, provided that the failure was due to reasonable cause and the REIT pays a per-failure penalty.

The foregoing is a non-exhaustive list of changes made by the 2004 legislation. Except as indicated above, the changes apply to taxable years beginning after October 22, 2004. Please refer to the prospectus and prospectus supplement for a discussion of other aspects of our qualification and taxation as a REIT and the tax consequences to you of an investment in the notes.